ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2020

(With Agreed-Upon Procedures Report of Independent
Registered Public Accounting Firm)

Ernst & Young LLP
5 Time Square
New York, NY 10036-6530

Tel: +1 212-773-0000
Fax: +1 212-773-6350
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of ABN AMRO Securities (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of ABN AMRO Securities (USA) LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the form of a bank statement.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the



attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether ABN AMRO Securities (USA) LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2021

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Schedule of General Assessment Reconciliation
to the Securities Investor Protection Corporation

Year ended December 31, 2020

Total revenue (FOCUS Line 12/Part IIa Line 9)	$ 108,012,741
Additions:	
Net loss from securities in investment accounts	-
Interest and dividend expense	-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies insurance company separate accounts, and from transaction in securities futures products.	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-
Net gain from securities in investment accounts	-
Other revenue not related either directly or indirectly to the securities business	-
Total interest and dividends expense	42,456,480
SIPC Net operation revenues	65,556,261
General Assessment @.0015	98,334
Less payment made with SIPC-6 filed	(33,340)
Less Prior overpayment applied	-
Assessment balance due or (overpayment)	$ 64,994